SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
Commission File Number 000-19517
Title of Plan
THE BON-TON STORES, INC.
RETIREMENT CONTRIBUTION PLAN
Issuer of the securities held pursuant to the Plan
THE BON-TON STORES, INC.
2801 East Market Street
York, Pennsylvania 17402
(717) 757-7660

The Bon-Ton Stores, Inc. Retirement Contribution Plan

December 31, 2010 and 2009

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	17

Exhibit 23.1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan:
We have audited the accompanying statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 28, 2011

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets

Receivables:
Employer contributions	$4,433,779	$3,999,714
Notes receivable from participants	6,816,011	6,899,486

	11,249,790	10,899,200

Participant-directed investments at fair value	236,978,120	211,909,008

Total Assets	248,227,910	222,808,208

Liabilities

Accrued expenses	28,800	58,988

Total Liabilities	28,800	58,988

Net Assets Available for Benefits at Fair Value	248,199,110	222,749,220

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,012,760)	(678,113)

Net Assets Available for Benefits	$247,186,350	$222,071,107

See accompanying notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009

Contributions

Employer	$4,433,779	$3,999,714
Participant	17,664,261	19,098,583
Rollovers	988,421	428,010

Total Contributions	23,086,461	23,526,307

Investment Income

Net appreciation in fair value of participant-directed investments	23,775,150	43,049,423
Interest and dividends	2,619,064	2,774,792

Net Investment Income	26,394,214	45,824,215

Benefit Payments and Withdrawals	(24,255,906)	(23,261,414)

Administrative Expenses	(109,526)	(159,282)

Net Increase	25,115,243	45,929,826

Net Assets Available for Benefits — Beginning of Year	222,071,107	176,141,281

Net Assets Available for Benefits — End of Year	$247,186,350	$222,071,107

See accompanying notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1 — Description of Plan
The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the “Plan,” is provided solely for general information purposes. Participants should refer to the Plan document for more complete information.
General
The Plan is a contributory defined contribution plan covering substantially all employees of the following subsidiaries of The Bon-Ton Stores, Inc. (the “Company”): The Bon-Ton Department Stores, Inc. (the Plan sponsor and administrator); The Elder-Beerman Stores Corp.; McRIL, LLC; Carson Pirie Scott II, Inc.; and Bon-Ton Distribution, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
During 2010, in accordance with the requirement of Internal Revenue Service (“IRS”) Revenue Procedure 2006-55 to apply every six years for a new determination letter for qualification changes, the Plan document was restated to incorporate all prior amendments, excluding those amendments that have not yet been incorporated into the IRS approved plan document prototype (specifically, legislative actions enacted in 2009). In addition, the Plan was amended as follows:
a.
The formula for determining employer contributions to the Plan was revised such that the discretionary base employer matching contribution will be made on the basis of two or more rate groups based on years of service with the Company. Within each rate group, the employer may contribute a uniform percentage of each participant’s eligible pre-tax salary deferrals, the exact percentage, if any, to be determined each year by the Company. The Company may also make an additional employer matching contribution on behalf of each eligible participant equal to a uniform percentage, if any, to be determined each year by the Company.

b.
Effective December 9, 2010, the Plan was amended to comply with changes in the provisions of the Heroes Earnings Assistance and Relief Tax Act (“HEART Act”) and the final regulations under Section 401(a)(35) of the Internal Revenue Code (“IRC”) regarding divestment of employer securities.

In 2009, the following amendments were made to the Plan:
a.	Effective May 19, 2009, the Plan was amended to comply with the final regulations under Section 415 of the IRC.
b.
Effective December 21, 2009, the Plan was amended to change the calculation of the Actual Contribution Percentage Test to use current year data (from the previously employed method using prior year data).

c.	Effective December 21, 2009, the Plan was amended to comply with changes in laws related to employee benefit plans, specifically, requirements of the Pension Protection Act and the HEART Act.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Participation
Employees who are at least eighteen years of age may participate in the Plan. Benefit-status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of three full months of benefit status service. Non-benefit status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve 1,000 hours within the first year of employment, they may commence employee contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date. The Plan has an automatic-enrollment feature in which an employee who has not deferred at least 1% of his/her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% of his/her pre-tax compensation unless the employee makes an election to the contrary within such time period as established by the Plan Administrator. The Plan also provides for an annual deferral rate escalator in connection with employee annual performance reviews and merit salary increases. Employees deferring between 1% and 5% have their annual salary deferral increased by 1%, up to a maximum of 6%, unless they make an election to the contrary. Highly compensated employees (discussed below in ‘Employee Contributions’) are excluded from the provisions of the annual deferral rate escalator.
All participating employees are eligible for the Plan’s discretionary contributions (which include (1) base employer matching contributions, (2) additional employer matching contributions and (3) retirement contributions) on the first day of the month following completion of one full year of service and 1,000 service hours. If employees do not achieve 1,000 hours within the first anniversary year of employment, they will be eligible for the Plan’s employer matching contributions and retirement contributions on the first day of the Plan year (January 1) following completion of 1,000 service hours.
Service Rules
Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.
Employee Contributions
Eligible employees may elect to make basic contributions from 1% to 50% of their compensation. The Plan has additional limitations on pre-tax contributions for highly compensated participants. For the Plan years 2010 and 2009, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $110,000 in 2009 and $105,000 in 2008, respectively. All employee contributions are subject to certain limitations dictated by the IRC.
Employer Contributions
The Plan’s discretionary employer matching and retirement contributions are made subsequent to the close of the Company’s fiscal year. Contributions are paid to the designated trustee of the Plan (currently, ING National Trust) and are subject to certain limitations as dictated by the IRC. Participants must meet certain eligibility requirements to receive an allocation of the Plan’s employer matching and retirement contributions.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Base and additional employer matching contributions are made only on participant pre-tax salary deferrals up to 6% of annual compensation. For the Plan year ended December 31, 2010, the Company’s base employer matching contribution, determined based upon years of service, was 20% of eligible pre-tax salary deferrals for participants with less than five years of service, 25% for participants with five but less than 15 years of service, 30% for participants with 15 but less than 25 years of service and 35% for participants with 25 or more years of service. An additional employer matching contribution of 10% of eligible pre-tax salary deferrals for profit sharing was made to all eligible participants. For the Plan year ended December 31, 2009, the Company’s matching contribution was 30% of the employees’ eligible pre-tax contributions.
Retirement contributions are allocated based upon an eligible participant’s compensation using the ratio which the participant’s compensation for the Plan year plus the participant’s compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant’s compensation for the Plan year plus the participant’s compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100. The Company made no retirement contribution to the Plan for the Plan years ended December 31, 2010 and 2009.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of: (a) the employer’s contributions, (b) Plan earnings or losses (including unrealized appreciation or depreciation of investments), and (c) a prorated portion of the balance in the forfeiture suspense account, which contains forfeitures of the non-vested portion of terminated participants’ accounts. Allocations of Plan earnings or losses are based on participants’ account balances during the valuation period. Fees relating to early redemption and investment advice are charged to the accounts of those participants incurring such transactions or seeking such services and are included in benefit payments and withdrawals in the statements of changes in net assets available for benefits. Other administrative expenses charged to the Plan are allocated based on participants’ account balances. Forfeitures allocated to participant accounts are allocated on the same basis as employer matching contributions. The unallocated forfeiture balances as of December 31, 2010 and 2009 were approximately $260,000 and $576,000, respectively. For the 2010 Plan year, approximately $140,000 of forfeitures was used to pay administrative expenses and approximately $164,000 was used to reduce employer contributions. During 2010, for the 2009 Plan year, approximately $341,000 of forfeitures was credited to participant accounts. During 2009, approximately $151,000 of forfeitures was used to pay administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of a participant’s account.
Participant-Directed Investments
Investment of the participants’ and the Company’s contributions, both matching and retirement, are allocated at the direction of the participant. If the participant fails to provide such direction, all contributions are automatically invested in the Target Date fund appropriate for the participant’s expected age of retirement (age 65).

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Vesting
Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. For Plan years beginning on or after January 1, 2007, retirement contributions cliff vest, with 100% vesting after three years of service. For Plan years beginning on or before January 1, 2006, retirement contributions cliff vest, with 100% vesting after five years of service.
Notes Receivable from Participants
Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance. Participants may only have two loans outstanding at any time, with total borrowings limited to $50,000. In no event can the participant borrow less than $1,000. Loans are for a period not to exceed five years and bear a reasonable rate of interest. Loans are considered in default at the end of a quarter following the quarter in which a participant fails to make timely payments. Interest will continue to accrue on the outstanding loan balance. In the event of default, outstanding participant loan balances are reported as taxable distributions to the participant. The outstanding defaulted loan amount may be repaid to the Plan on an after-tax basis. Certain participant loans rolled over from the Saks Incorporated (“Saks”) 401(k) Plan (effective March 5, 2006 upon completion of the Company’s acquisition of the Northern Department Store Group from Saks) and the Belk, Inc. (“Belk”) 401(k) Plan (effective October 29, 2006 upon completion of the Company’s purchase of assets in connection with four Parisian department stores from Belk) have longer repayment periods as these loans were used to acquire a principal residence. Participant notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest.
Benefit Payments
Participants may withdraw pre-tax contributions at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee or rollover contributions may be withdrawn at any time.
Upon termination of employment, participants are entitled to receive the entire vested portion of their account balance. Participants with a vested account balance that exceeds $1,000 may elect to have their vested account balance distributed, provided the distribution is made in a manner consistent with and satisfies all notice and consent requirements of the IRC. Participants with a vested account balance not exceeding $1,000 will receive a distribution of their vested account balance, paid in a single lump sum, regardless of whether they consent to receive said distribution.
In the event of disability of a participant before termination of employment, the entirety of a participant’s account becomes 100% vested. In the event of death of a participant before termination of employment, the entirety of a participant’s account becomes 100% vested and is fully distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 2 — Summary of Significant Accounting Policies
A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Change in Accounting Principle
Pursuant to the provisions of Accounting Standards Update (“ASU”) No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”), the Plan is required to classify participant loans as notes receivable from participants in its financial statements, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Previous guidance required participant loans to be classified as plan investments, which are generally measured at fair value. In prior plan years, the Plan valued participant loans at the unpaid principle balance plus any accrued but unpaid interest, which approximated fair value.
As a result of the retrospective application requirements of ASU 2010-25, participant loans for the plan years ended December 31, 2010 and 2009 have been classified as notes receivable from participants in the statements of net assets available for benefits. The reclassification of the prior year balance did not impact the Plan’s net assets available for benefits or changes therein for the years ended December 31, 2010 or 2009. See ‘Recently Issued Accounting Standards’ below.
Fully Benefit-Responsive Investment Contracts
As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services — Investment Companies (“ASC 946”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through a collective trust. As required by ASC 946, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
At December 31, 2010 and 2009, the Plan’s investments in Charles Schwab Stable Value Fund and State Street Bank and Trust Company (“State Street”) Stable Value Fund, respectively, include fully benefit-responsive investments stated at fair value. Contract value is equal to principle balance plus accrued interest. The average yield and interest crediting rates were 2.26% and 2.73%, respectively, in 2010 and 2.15% and 3.09%, respectively, in 2009. Fully-benefit investment contracts in which the Plan invests provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the shortfall required to maintain the interest crediting rate at zero will be paid by the issuers of the contract. This ensures that participants’ principal and accrued interest is protected. Key factors that influence future interest crediting rates for a fully benefit-responsive investment contract include (1) the level of market interest rates, (2) the amount and timing of participant contributions, transfers and withdrawals, (3) the returns generated by the investments, typically bonds, that back the contract and (4) the duration of the underlying investments backing the contract. Interest crediting rates are typically reset on a monthly basis.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Certain events, if material, may limit the ability of the Plan to transact at contract value with the issuer. Such events include Plan termination or premature termination of the contracts by the Plan. Management of the Plan does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.
There are limited circumstances under which the issuer of the contract may unilaterally terminate the contract. Such events include short notice of the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the contract at the fair value of the underlying investments.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.
Reclassifications
Certain prior year balances presented in the financial statements and notes thereto have been reclassified to conform to the current year presentation. These reclassifications did not impact the Plan’s net assets available for benefits or changes therein for the years ended December 31, 2010 or 2009.
Participant-Directed Investments
Participants have the option to invest their contributions and employer contributions in various investments.
Participants may also elect to invest in a self-managed account. This investment option allows participants to invest their funds into most securities available on the open market for certain additional fees associated with the self-management.
The Plan’s investments are stated at fair value. Refer to Note 3 for further discussion of fair value measurements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and is included in the investment balance. Dividends are recorded on the ex-dividend date. Realized gains and losses are recorded using the average cost method.
Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
The Plan invests in certain common/collective funds that participate in a securities lending program (collectively, the “Lending Funds”) sponsored by State Street as the lending agent. The Lending Funds engage in securities lending in order to benefit from the additional income this program potentially offers to investors, whether to augment returns, offset plan expenses or other similar purposes. Borrowers of securities are generally required to provide cash, securities or letters of credit as collateral against loans in an amount equal to at least 100% of the fair value of the loaned securities and are required to maintain the collateral at not less than 100% of the fair value of the loaned securities. The Lending Funds invest the cash collateral posted by the borrowers of those loaned securities in State Street Collateral Funds (“Cash Collateral Funds”).
The Cash Collateral Funds are subject to a number of risks, including the risk that the value of the investments held in the Cash Collateral Fund may decline. Market disruption heretofore has resulted in and may continue to result in challenges for securities lending programs, including those sponsored by State Street. Throughout 2009, in an effort to ensure safety of principal and better maintain adequate liquidity, State Street maintained temporary limitations on withdrawals from the Lending Funds. The withdrawal limitations were terminated effective August 2010, restoring normal liquidity to the Lending Funds.
Further information regarding the securities lending practices of the common/collective funds may be obtained from their audited financial statements.
Administrative Expenses
Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets. Administrative expenses are recorded when incurred. Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents and record keeper as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Marketing revenues received from the record keeper of the Plan on behalf of the Plan pursuant to a revenue-sharing agreement will be used to pay Plan expenses.
Payment of Benefits
Benefit payments to participants are recorded when paid.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Recently Issued Accounting Standards
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which requires new disclosures regarding recurring or nonrecurring fair value measurements. Entities are required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and the reasons for the transfers, and to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. In addition, entities must provide fair value measurement disclosures for each class of assets and liabilities and, for Level 2 or Level 3 measurements, disclose the valuation technique and inputs used in determining fair value for each class. ASU 2010-06 impacts disclosure requirements only. The Plan adopted ASU 2010-06 in the plan year ended December 31, 2010, with the exception of the additional information in the reconciliation of Level 3 assets and liabilities, which will be effective for the Plan year ending December 31, 2011. There were no transfers into or out of Level 1 or 2 of the fair value hierarchy during the plan year ended December 31, 2010.
In September 2010, the FASB issued ASU No. 2010-25, which requires participant loans to be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted the requirements of ASU 2010-25 in the plan year ended December 31, 2010, with retrospective application for the presentation of the prior year period. See ‘Change in Accounting Principle’ above.
Note 3 — Fair Value Measurements
ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value and establishes a framework for measuring fair value. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following is a description of valuation methodologies used for fair value measurement of the Plan’s participant-directed investments:
•	Mutual funds — Valued at the net asset value, based on quoted prices, of shares held by the Plan at year-end.
•
Common/collective funds — Valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee of the Plan based on the current market values of the underlying assets of the common/collective fund as based on information reported by the investment advisor using the audited financial statements of the respective common/collective fund at year-end. (Further information regarding the common/collective funds may be obtained from their audited financial statements.)

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
•	Common stock fund — Refer to Note 5 for a description of the valuation methodology.
•	Common stocks — Valued at the closing price reported on the active market on which the security is traded.
•	Self-directed brokerage accounts — Fair value is based on the underlying investments, principally common stocks and mutual funds of the participant’s choosing.
There have been no significant changes in the valuation methodologies used during the years ended December 31, 2010 and 2009.
The valuation methods described above may generate a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management of the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.
The following table presents by level, within the fair value hierarchy, the Plan’s participant-directed investments at fair value as of December 31, 2010:

	Participant-Directed Investments at Fair Value
	as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced fund	$12,917,702	$—	$—	$12,917,702
Blend fund	17,571,138	—	—	17,571,138
Fixed income fund	17,388,533	—	—	17,388,533
Growth funds	34,818,574	—	—	34,818,574
Value funds	22,419,495	—	—	22,419,495
Common/collective funds:
Index fund	—	14,697,503	—	14,697,503
Lifecycle funds	—	63,855,124	—	63,855,124
Stable value funds	—	40,242,758	—	40,242,758
Common stock fund	11,758,238	—	—	11,758,238
Self-directed brokerage accounts	1,309,055	—	—	1,309,055

Total participant-directed investments at fair value	$118,182,735	$118,795,385	$—	$236,978,120

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
The following table presents by level, within the fair value hierarchy, the Plan’s participant-directed investments at fair value as of December 31, 2009:

	Participant-Directed Investments at Fair Value
	as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced fund	$11,401,020	$—	$—	$11,401,020
Blend fund	16,118,621	—	—	16,118,621
Fixed income fund	14,797,245	—	—	14,797,245
Growth funds	30,096,873	—	—	30,096,873
Value funds	18,430,848	—	—	18,430,848
Common/collective funds:
Index fund	—	11,835,839	—	11,835,839
Lifecycle funds	—	51,965,020	—	51,965,020
Stable value fund	—	40,620,624	—	40,620,624
Common stock fund	10,367,831	—	—	10,367,831
Self-directed brokerage accounts	6,275,087	—	—	6,275,087

Total participant-directed investments at fair value	$107,487,525	$104,421,483	$—	$211,909,008

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 4 — Participant-Directed Investments
The following participant-directed investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2010		2009
Charles Schwab Stable Value Fund:
At Fair Value	$40,240,739		$—
At Contract Value	39,227,979		—

SSgA Stable Value Fund:
At Fair Value	2,019	*	40,620,624
At Contract Value	2,019	*	39,942,511

SSgA Target Maturity Fund 2020	20,997,689		16,810,441

SSgA Target Maturity Fund 2030	18,232,400		14,693,384

American Funds Balanced Fund R4	12,917,702		11,401,020

SSgA S&P 500 Index Fund	14,697,503		11,835,839

American Funds Growth Fund of America R4	20,116,670		18,323,258

PIMCO Total Return Admin Fund	17,388,533		14,797,245

Allianz NFJ Dividend Value	13,488,357		12,178,128

American Funds EuroPacific	17,571,138		16,118,621

*	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2010. Presented for comparative purposes only.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
The net appreciation (depreciation) in fair value of participant-directed investments consists of the following for the years ended December 31:

	2010	2009

Mutual funds	$9,937,168	$15,501,582
Common/collective funds	11,314,930	11,785,131
Common stock fund	3,486,635	12,287,108
Self-directed brokerage accounts	(963,583)	3,475,602

Net appreciation in fair value of participant-directed investments	$23,775,150	$43,049,423

Note 5 — Related Party Transactions
Through March 31, 2010, the trustee of the Plan, as defined, was State Street. Certain Plan investments are shares of investment funds managed by State Street. The Plan provides participants the election of an investment in The Bon-Ton Stores, Inc.’s common stock through a unitized company stock fund.
For the years ended December 31, 2010 and 2009, record keeper and investment management fees are netted against investment income.
As of December 31, 2009, the Plan held 337,307 shares of The Bon-Ton Stores, Inc.’s common stock through the participants’ self-managed account with a fair value of $3,319,101. These shares were distributed from the Plan in their entirety in March 2010.
As of December 31, 2010, the Plan held 1,338,398 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $8.79. As of December 31, 2009, the Plan held 1,518,324 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $6.83. Units held as of December 31, 2010 and 2009 were equivalent to 928,771 and 1,053,641 shares of The Bon-Ton Stores, Inc. common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of The Bon-Ton Stores, Inc. common stock, reinvested dividends and interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2010, The Bon-Ton Stores, Inc. common stock fund had a market value of $11,402,902 invested in the unitized company stock fund and $355,336 held in a State Street money market fund. As of December 31, 2009, The Bon-Ton Stores, Inc. common stock fund had a market value of $9,777,747 invested in the unitized company stock fund and $590,084 held in a State Street money market fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2010 and 2009
Dividends received by the Plan for shares of The Bon-Ton Stores, Inc.’s common stock and units of The Bon-Ton Stores, Inc. common stock fund totaled $0 and $84,302 for the years ended December 31, 2010 and 2009, respectively.
In addition, the Plan issues loans to participants, which are secured by balances in the respective participant accounts.
The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.
Note 6 — Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 7 — Income Tax Status
The Plan obtained its latest determination letter on July 6, 2010, indicating that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan’s management believes that subsequent amendments have not affected the Plan’s qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2010 and 2009 there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there is currently an audit of the 2008 Plan year in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2008.
Note 8 — Reconciliation of Financial Statements
The following is a reconciliation of total assets on the financial statements to the Form 5500 as of December 31:

	2010	2009

Total assets on the financial statements	$248,227,910	$222,808,208
Adjustment from fair value to contract value	(1,012,760)	(678,113)

Total assets on the Form 5500	$247,215,150	$222,130,095

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor, or similar	maturity date, rate of interest, collateral,	(d) Cost	(e) Current
(a)	party	par or maturity value	($)	Value ($)
	Amazon.Com Inc.	Common Stock	N/A	2,520
	Apple Inc.	Common Stock	N/A	2,580
	Cisco Systems Inc.	Common Stock	N/A	42,160
	Direxion Shs ETF Tr Daily	Common Stock	N/A	66
	Exxon Mobile Corp.	Common Stock	N/A	5,118
	Freeport McMoran Copper & Gold Inc.	Common Stock	N/A	10,899
	General Electric Co.	Common Stock	N/A	5,213
	Philip Morris International Inc.	Common Stock	N/A	11,987
	UQM Technologies Inc	Common Stock	N/A	1,237
*	Bon-Ton Stores, Inc. Common Stock Fund	Common Stock Fund — Common Stock	N/A	11,402,902
*	Bon-Ton Stores, Inc. Common Stock Fund — Cash Portion	Common Stock Fund — Money Market	N/A	355,336
	Charles Schwab Stable Value Fund — Contract Value	Common/Collective Fund	N/A	39,227,979	**
	SSgA S&P 500 Index Fund	Common/Collective Fund	N/A	14,697,503
	SSgA Stable Value Fund	Common/Collective Fund	N/A	2,019
	SSgA Target Maturity Fund 2010	Common/Collective Fund	N/A	10,440,903
	SSgA Target Maturity Fund 2020	Common/Collective Fund	N/A	20,997,689
	SSgA Target Maturity Fund 2030	Common/Collective Fund	N/A	18,232,400
	SSgA Target Maturity Fund 2040	Common/Collective Fund	N/A	11,874,335
	SSgA Target Maturity Fund 2050	Common/Collective Fund	N/A	1,080,381
	Target Maturity Fund Lifetime Income	Common/Collective Fund	N/A	1,229,416
*	Participant Loans	Interest Rates Ranging from 4.25% to 9.25%	0	6,816,011
	SSgA Money Market Fund	Money Market	N/A	231,306
	Allianz NFJ Dividend Value	Mutual Fund	N/A	13,488,357
	American Century Inflation Adj. Treas	Mutual Fund	N/A	3,155
	American Century Small Cap Value	Mutual Fund	N/A	4,510,416
	American Funds Balanced Fund R4	Mutual Fund	N/A	12,917,702
	American Funds EuroPacific	Mutual Fund	N/A	17,571,138
	American Funds Growth Fund of America R4	Mutual Fund	N/A	20,116,670
	Artio Global High Income Fund Cl A	Mutual Fund	N/A	2,999
	Aston/Montag & Caldwell Growth Cl N	Mutual Fund	N/A	1,833
	Aston/Optimum Mid Cap Cl N	Mutual Fund	N/A	3,282
	Baron Growth Fund	Mutual Fund	N/A	7,187,452
	Buffalo Mid Cap Fund	Mutual Fund	N/A	3,316
	Columbia Mid Cap	Mutual Fund	N/A	4,420,721
	Dodge & Cox Internatl Stock Fund	Mutual Fund	N/A	10,073
	Dreyfus Opport Small Cap Fund	Mutual Fund	N/A	2,703
	Fairholme Fund	Mutual Fund	N/A	4,414
	Fidelity Select Health Care	Mutual Fund	N/A	5,133
	FMI Large Cap Fund	Mutual Fund	N/A	5,473
	Harding Loevner Intl Equity Portfolio	Mutual Fund	N/A	102,053

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor, or similar	maturity date, rate of interest, collateral,	(d) Cost	(e) Current
(a)	party	par or maturity value	($)	Value ($)
	Heartland Value Plus	Mutual Fund	N/A	2,646
	Icon Energy	Mutual Fund	N/A	12,574
	Janus Contrarian Fund Class T	Mutual Fund	N/A	2,015
	Janus Global Select Cl T	Mutual Fund	N/A	105,959
	Janus Overseas Fund Class T	Mutual Fund	N/A	3,198
	Janus Research Core Fund Class T	Mutual Fund	N/A	5,079
	Janus Triton Fund Class T Shares	Mutual Fund	N/A	2,785
	Lazard Emerging Mkts Open Class	Mutual Fund	N/A	41,497
	Manning & Napier World Oppt Ser Cl A	Mutual Fund	N/A	3,089
	Marshall Small Cap Growth Cl Y	Mutual Fund	N/A	54,240
	Marsico 21st Century Fund	Mutual Fund	N/A	3,904
	Muhlenkamp Fund	Mutual Fund	N/A	3,963
	Munder Mid Cap	Mutual Fund	N/A	7,514,453
	Neuberger Berman Real Estate Trust Cl	Mutual Fund	N/A	34,885
	Oakmark International	Mutual Fund	N/A	14,198
	Parnassus Workplace	Mutual Fund	N/A	83,310
	Perkins Mid Cap Value Fund Class T	Mutual Fund	N/A	3,182
	PIMCO Total Return Admin Fund	Mutual Fund	N/A	17,388,533
	PIMCO Total Return Class D	Mutual Fund	N/A	2,637
	Primecap Odyssey Growth Fund	Mutual Fund	N/A	2,019
	Royce Opportunity Fd Svcs Cl	Mutual Fund	N/A	42,260
	Selected American Shares Cl S	Mutual Fund	N/A	1,054
	SIT US Gov’t Secs	Mutual Fund	N/A	153,878
	T Rowe Price Cap Appreciation	Mutual Fund	N/A	6,409
	T Rowe Price Growth Stock	Mutual Fund	N/A	5,759
	TCW Core Fix Ed Inc Class I	Mutual Fund	N/A	60,521
	TCW Total Return Bond Class N	Mutual Fund	N/A	2,710
	The Delafield Fund	Mutual Fund	N/A	98,639
	Thomas White International	Mutual Fund	N/A	3,146
	Tocqueville Fund	Mutual Fund	N/A	3,197
	Valley Forge Instl	Mutual Fund	N/A	2,543
	Vanguard 500 Index Fd Investor Shs	Mutual Fund	N/A	5,364
	Vanguard Star	Mutual Fund	N/A	3,614
	Wells Fargo Growth Fund Investor Class	Mutual Fund	N/A	4,637
	Yacktman Focused FD	Mutual Fund	N/A	76,624

		Total Investments		242,781,371

*	Represents a party-in-interest investment.

**	Charles Schwab Stable Value Fund fair value is $40,240,739.

N/A	Historical cost has not been presented, as this investment is participant directed under an individual account plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bon-Ton Stores, Inc. Retirement Contribution Plan

By:	The Bon-Ton Department Stores, Inc.
Plan Administrator

By:	/s/ Paul Cortese
Paul Cortese
Senior Vice President — Compensation-Benefits-HRIS
Date: June 28, 2011

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of KPMG LLP